INDEXIQ ETF TRUST
800 Westchester Avenue
Suite N611
Rye Brook, NY 10573

June 29, 2011

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Re:	Filing pursuant to Rule 485(a) for IndexIQ ETF Trust (the “Registrant”) Registration Nos.: 333-152915 and 811-22227

Dear Ladies and Gentlemen:

     On behalf the registrant, we are filing with this correspondence a copy of Post-Effective Amendment No. 17 under the Securities Act of 1933 (the “Securities Act”) and Amendment No. 19 under the Investment Company Act of 1940 (the “1940 Act”) to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Registrant is filing this Amendment for the purposes of: (i) removing disclosure related to sub-advisers of the Trust that have been terminated; and (ii) updating information about the Trust’s investment advisor and portfolio management team contained in the prospectus and the statement of additional information.

     Prior to the effective date of the Amendment, the Registrant intends to file a subsequent post-effective amendment pursuant to Rule 485(b) under the 1933 Act for the purposes of: (i) responding to any comments conveyed by the staff of the U.S. Securities and Exchange Commission on the Amendment; and (ii) updating financial and certain other information contained in the prospectus and the statement of additional information.

     Please do not hesitate to contact Peter J. Shea, Esq. at (212) 940-6447 or the undersigned at (914) 697-4945 if you have any questions or comments with respect to the foregoing.

Very truly yours,

/s/ David Fogel

David Fogel
Treasurer, Executive Vice President and
Chief Compliance Officer of the Trust

cc (w/enclosures):	Mr. Peter J. Shea, Esq. Mr. Adam Patti Mr. Greg Bassuk